SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of Reporting Persons Ryo Kubota
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 10,250,654 (1)
	8	Shared Voting Power 7,752,425 (2)
	9	Sole Dispositive Power 10,250,654 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,003,079 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (3)
13	Percent of Class Represented by Amount in Row (11) 50.3% (4)
14	Type of Reporting Person IN

(1)	Includes 10,000 shares of the Issuer’s common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Schedule 13D.
(2)	On January 28, 2015, Dr. Ryo Kubota entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement and Proxy”) with SBI Holdings, Inc.(“SBI”) and various subsidiaries of SBI (collectively with SBI, the “SBI Entities”), who beneficially own 7,752,425 shares of the Issuer’s common stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Dr. Kubota that he has beneficial ownership over any of the 7,752,425 shares of the Issuer’s common stock beneficially held by the SBI Entities for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(3)	On February 20, 2015, Dr. Kubota entered into voting agreements with each of Hikaru Shimura, Yoichi Tsuchiya and Yoshitaka Kitao (each a “Voting Agreement” and collectively, the “Voting Agreements”), and as consequence Dr. Kubota may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151, 515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Dr. Kubota that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Kitao, Mr. Shimura or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(4)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of Reporting Persons Hikaru Shimura
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 151,515
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 151,515
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,515
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14	Type of Reporting Person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Shimura may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151, 515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Shimura that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Kitao, Dr. Kubota or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of Reporting Persons Yoshitaka Kitao
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 204,800
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 204,800
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14	Type of Reporting Person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Kitao may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Kitao that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Shimura, Dr. Kubota or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of Reporting Persons Yoichi Tsuchiya
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 20,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 20,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14	Type of Reporting Person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Tsuchiya may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tsuchiya that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Shimura, Dr. Kubota or Mr. Kitao for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by Ryo Kubota with the SEC on February 2, 2015, as amended by Amendments No. 1 and No. 2 filed with the SEC jointly by Dr. Kubota, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya on February 24, 2015 and March 3, 2015, respectively (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 3 (this “Amendment”).

Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each item of the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following:

On March 13, 2015, the Superior Court of the State of Washington, Thurston County, granted the relief sought by Ryo Kubota and the SBI Entities in the Complaint by ordering the Issuer to hold a special meeting of its shareholders on or before May 1, 2015, and to provide notice of the meeting as soon as practicable.

On March 15, 2015, the Issuer published a press release stating that it would comply with the court’s order by holding a special meeting of its shareholders on May 1, 2015, and would set a record date for such meeting of March 19, 2015. The Issuer’s press release also stated that the Issuer is “analyzing the court’s order and considering all options available to it, including a possible appeal of the court’s March 13, 2015 order.”

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2015

RYO KUBOTA

/s/ Ryo Kubota
Ryo Kubota

HIKARU SHIMURA

*Hikaru Shimura
Hikaru Shimura

YOSHITAKA KITAO

*Yoshitaka Kitao
Yoshitaka Kitao

YOICHI TSUCHIYA

*Yoichi Tsuchiya
Yoichi Tsuchiya

*Ryo Kubota

/s/ Ryo Kubota
By: Ryo Kubota
Attorney-in-Fact